 Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
November 8, 2023
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, dated March 6, 2023 (the 2022 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2023, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the 2022 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor” or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed consolidated financial statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2023 Third Quarter   Suncor Energy Inc.   5

MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Third Quarter Highlights
•
Third quarter financial results. Suncor’s adjusted funds from operations(1) were $3.634 billion ($2.80 per common share) compared to $4.473 billion ($3.28 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.980 billion ($1.52 per common share), compared to $2.565 billion ($1.88 per common share) in the prior year quarter.

•
Returned value to shareholders. Suncor returned nearly $1.0 billion of value to shareholders in the third quarter of 2023 through $676 million in dividends and $300 million in share repurchases. As at November 6, 2023, since the start of the year, the company has repurchased approximately $2.0 billion of Suncor’s common shares, representing approximately 46.8 million common shares at an average price of $42.90 per common share, or the equivalent of 3.5% of its common shares as at December 31, 2022.

•
Capitalized on Oil Sands integration. Total Oil Sands production was 646,100 bbls/d in the third quarter of 2023, compared to 646,000 bbls/d in the prior year quarter. Current period production includes higher SCO production, primarily at Syncrude, as the prior year quarter was impacted by significant planned maintenance, which was partially offset by lower saleable non-upgraded bitumen production as a higher proportion of In Situ and Fort Hills production was transferred to upgrading at Oil Sands Base and Syncrude to maximize value. Total production from the company’s In Situ assets was slightly higher than the prior year quarter as the assets continue to perform well. At Fort Hills, bitumen production was lower than the prior year quarter as the impact of planned turnaround activities more than offset the company’s increased working interest.

•
Strong refinery utilizations. Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.

•
Agreement reached to acquire the remainder of Fort Hills. Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.

•
Terra Nova to return to service. Commissioning activities are nearing completion at the Terra Nova Floating, Production, Storage and Offloading vessel following the completion of the Terra Nova Asset Life Extension project. The asset is expected to safely restart production in the fourth quarter.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings (loss) to adjusted operating earnings.

6   2023 Third Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Earnings (loss) before income taxes

Oil Sands	1 407	(1 193)	4 151	4 008

Exploration and Production	227	637	1 558	2 643

Refining and Marketing	1 274	753	2 785	4 177

Corporate and Eliminations	(774)	(676)	(1 295)	(2 050)

Income tax expense	(590)	(130)	(1 724)	(2 442)
Net earnings (loss)	1 544	(609)	5 475	6 336
Adjusted operating earnings (loss)(1)

Oil Sands	1 670	2 195	4 441	7 323

Exploration and Production	227	555	951	1 916

Refining and Marketing	1 277	755	2 769	4 158

Corporate and Eliminations	(518)	47	(1 307)	(1 121)

Income tax expense included in adjusted operating earnings	(676)	(987)	(1 812)	(3 142)
Total	1 980	2 565	5 042	9 134
Adjusted funds from (used in) operations(1)

Oil Sands	2 929	3 257	8 074	10 902

Exploration and Production	372	894	1 384	2 459

Refining and Marketing	1 482	1 174	3 457	4 898

Corporate and Eliminations	(368)	100	(1 556)	(967)

Current income tax expense	(781)	(952)	(2 068)	(3 380)
Total	3 634	4 473	9 291	13 912
Change in non-cash working capital	550	(24)	(1 265)	(2 156)

Cash flow provided by operating activities	4 184	4 449	8 026	11 756
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	1 014	968	2 651	2 379

Economic investment	498	368	1 440	1 182
Total	1 512	1 336	4 091	3 561
Free funds flow(1)	2 057	3 094	5 015	10 227

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $65 million and $185 million in the third quarter and first nine months of 2023, respectively, compared to $43 million and $124 million in the third quarter and first nine months of 2022, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $38 million and $93 million in the third quarter and first nine months of 2022, respectively.

2023 Third Quarter   Suncor Energy Inc.   7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	469.3	405.1	490.5	467.2

Oil Sands – Non-upgraded bitumen (mbbls/d)	176.8	240.9	176.2	190.3
Total Oil Sands production volumes (mbbls/d)	646.1	646.0	666.7	657.5
Exploration and Production (mboe/d)	44.4	78.1	58.0	79.0
Total upstream production (mboe/d)	690.5	724.1	724.7	736.5
Refinery utilization (%)	99	100	88	92

Refinery crude oil processed (mbbls/d)	463.2	466.6	408.8	430.9
Financial Results
Net Earnings (Loss)
Suncor’s consolidated net earnings for the third quarter of 2023 were $1.544 billion, compared to a net loss of $609 million in the prior year quarter. Net earnings (loss) were primarily influenced by the same factors that impacted adjusted operating earnings noted below.
Other items affecting net earnings (loss) over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $256 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2023, compared to a loss of $723 million in the third quarter of 2022.

•
An unrealized loss on risk management activities of $13 million recorded in other income (loss) in the third quarter of 2023, compared to a gain of $7 million in the third quarter of 2022.

•
During the third quarter of 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

•
During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck Resources Limited’s 14.65% working interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

•
During the third quarter of 2022, the company recognized a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, in the E&P segment.

•
During the third quarter of 2022, the company recognized $147 million of insurance proceeds in other income related to the company’s assets in Libya in the E&P segment.

•
An income tax recovery related to the items noted above of $86 million in the third quarter of 2023, compared to $857 million in the third quarter of 2022.

8   2023 Third Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Net earnings (loss)	1 544	(609)	5 475	6 336

Unrealized foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Unrealized loss (gain) on risk management activities	13	(7)	21	(101)

Derecognition and asset impairments(2)	253	3 397	253	2 752

Loss (gain) on significant disposal(3)	—	65	(909)	65

Restructuring charge(4)	—	—	275	—

Recognition of insurance proceeds	—	(147)	—	(147)

Income tax recovery on adjusted operating earnings adjustments	(86)	(857)	(88)	(700)
Adjusted operating earnings(1)	1 980	2 565	5 042	9 134

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets, in the E&P segment. Also during the second quarter of 2022, due to the company’s sale of its E&P assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(3)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. E&P portfolio, which was completed in the second quarter of 2023.

(4)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.980 billion ($1.52 per common share) in the third quarter of 2023, compared to $2.565 billion ($1.88 per common share) in the prior year quarter, primarily due to decreased crude oil and refined product price realizations reflecting a weaker business environment in the current quarter, increased royalties and decreased sales volumes in E&P due to asset divestments, partially offset by increased sales volumes in Oil Sands and lower income taxes. Adjusted operating earnings were also impacted by a strengthening in benchmark pricing in the current quarter, compared to a weakening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2023, compared to a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022.
2023 Third Quarter   Suncor Energy Inc.   9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.634 billion ($2.80 per common share) in the third quarter of 2023, compared to $4.473 billion ($3.28 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations in the third quarter of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.184 billion ($3.22 per common share) in the third quarter of 2023, compared to $4.449 billion ($3.26 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a source of cash associated with the company’s working capital balances in the current quarter compared to a use of cash in the prior year quarter. The source of cash in the third quarter of 2023 was primarily due to an increase in benchmark commodity prices during the quarter resulting in an increase in accounts payable and accrued liabilities, which includes the impact of the timing of commodity tax payments, partially offset by an increase in accounts receivables and inventory balances.
Operating, Selling and General Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operations, selling and corporate costs(1)	2 489	2 558	7 934	7 239

Commodities(1)	365	520	1 293	1 555

Share-based compensation and other(2)	270	(3)	761	457
Total operating, selling and general (OS&G) expenses	3 124	3 075	9 988	9 251

(1)
The company revised certain commodity costs to align with the current period presentation. For the first six months of 2023, commodity costs were decreased and operations, selling and corporate costs were increased by $41 million, with no effect on total OS&G expenses.

(2)
In the third quarter of 2023, share-based compensation expense of  $231 million included $78 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $32 million recorded in the Refining and Marketing (R&M) segment and $116 million recorded in the Corporate and Eliminations segment. The third quarter of 2022 share-based compensation recovery of  $28 million included $7 million recorded in the Oil Sands segment, $1 million recorded in the E&P segment, $5 million recorded in the R&M segment and $15 million recorded in the Corporate and Eliminations segment. Other primarily includes costs associated with investments in the company’s digital transformation and net-zero greenhouse gas emissions objective, and a $275 million restructuring charge related to workforce reduction plans recorded in the second quarter of 2023.

The increase in OS&G expenses in the third quarter of 2023 compared to the prior year quarter was primarily due to a share-based compensation expense in the current quarter, as a result of an increase in the company’s share price, compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and increased mining activity at the company’s mines. The increase was partially offset by lower natural gas prices and reduced operating expenses as a result of international asset divestments at E&P. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
10   2023 Third Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. Commodity market volatility increased during the third quarter of 2023, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth. For additional details, see the Financial Information section of the 2022 annual MD&A.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2023	2022	2023	2022
WTI crude oil at Cushing	US$/bbl	82.20	91.65	77.35	98.15

Dated Brent crude	US$/bbl	86.70	100.95	82.10	105.40

Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.15	17.95	14.75	14.80

MSW at Edmonton	Cdn$/bbl	107.80	116.85	100.70	123.45

WCS at Hardisty	US$/bbl	69.30	71.75	59.85	82.35

WTI-WCS light/heavy differential	US$/bbl	(12.90)	(19.90)	(17.50)	(15.80)

SYN-WTI differential	US$/bbl	2.80	8.80	2.60	4.55

Condensate at Edmonton	US$/bbl	77.90	87.35	76.70	97.25

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.50	4.15	2.65	5.20

Alberta Power Pool Price	Cdn$/MWh	151.60	221.40	151.15	145.10

New York Harbor 2-1-1 crack(1)	US$/bbl	39.95	46.70	36.35	45.05

Chicago 2-1-1 crack(1)	US$/bbl	27.45	43.30	29.20	37.75

Portland 2-1-1 crack(1)	US$/bbl	55.90	57.30	43.60	51.60

Gulf Coast 2-1-1 crack(1)	US$/bbl	39.10	41.85	35.30	40.45

U.S. Renewable Volume Obligation	US$/bbl	7.45	8.10	7.75	7.45

Suncor custom 5-2-2-1 index(2)	US$/bbl	36.00	45.45	37.65	43.10

Exchange rate (average)	US$/Cdn$	0.75	0.77	0.74	0.78

Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.74	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Third Quarter   Suncor Energy Inc.   11

MANAGEMENT’S DISCUSSION AND ANALYSIS
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues	6 803	7 535	19 048	23 767

Less: Royalties	(1 111)	(829)	(1 982)	(3 301)
Operating revenues, net of royalties	5 692	6 706	17 066	20 466
Earnings (loss) before income taxes	1 407	(1 193)	4 151	4 008
Adjusted for:

Unrealized loss (gain) on risk management activities	10	(9)	37	(82)

Derecognition and asset impairments	253	3 397	253	3 397
Adjusted operating earnings(1)	1 670	2 195	4 441	7 323
Adjusted funds from operations(1)	2 929	3 257	8 074	10 902
Free funds flow(1)	1 754	2 209	5 046	8 281

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.670 billion in the third quarter of 2023, compared to $2.195 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and increased royalties, partially offset by increased sales volumes.
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2023	2022	2023	2022
Total Oil Sands bitumen production	787.0	764.1	804.1	783.9
SCO and diesel production(2)	488.9	416.6	509.2	481.1

Internally consumed diesel and internal transfers(3)(4)	(19.6)	(11.5)	(18.7)	(13.9)
Upgraded production – net SCO and diesel	469.3	405.1	490.5	467.2
Bitumen production	207.7	251.0	199.4	196.3

Internal bitumen transfers(5)(6)	(30.9)	(10.1)	(23.2)	(6.0)
Non-upgraded bitumen production	176.8	240.9	176.2	190.3
Total Oil Sands production	646.1	646.0	666.7	657.5

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. Nearly all the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2023, Oil Sands operations production volumes included 11,800 bbls/d of internallyconsumed diesel, of which 7,600 bbls/d was consumed at Oil Sands Base, 3,200 bbls/d was consumed at Fort Hills and 1,000 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,900 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO production volumes. In the third quarter of 2023, Oil Sands operations production included 4,900 bbls/d of SCO that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross bitumen production volumes. In the third quarter of 2023, Oil Sands operations production included 18,600 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines.

(6)
Internal feedstock transfers from Fort Hills to Oil Sands operations through the paraffinic froth treatment hot bitumen transfer piping are included in gross bitumen production volumes. In the third quarter of 2023, Fort Hills production included 12,300 bbls/d of bitumen that was transferred to Oil Sands Base.

12   2023 Third Quarter   Suncor Energy Inc.

Total Oil Sands bitumen production increased in the third quarter of 2023 compared to the prior year quarter, primarily due to the impact of significant planned turnaround activities at Syncrude in the prior year quarter and continued strong performance from the company’s In Situ assets, partially offset by decreased bitumen production at Oil Sands Base as a result of planned turnaround activities, and at Fort Hills, where the impact of planned turnaround activities more than offset the company’s increased working interest.
The company’s net SCO production increased to 469,300 bbls/d in the third quarter of 2023, representing combined upgrader utilizations of 88%, compared to 405,100 bbls/d and 75% in the prior year quarter, reflecting lower planned maintenance activities in the current period and over 100% utilizations outside of planned maintenance activities.
The company’s saleable non-upgraded bitumen production decreased to 176,800 bbls/d in the third quarter of 2023, compared to 240,900 bbls/d in the prior year quarter, as the company leveraged its regional flexibility to maximize higher upgrader availability for In Situ and Fort Hills bitumen production in the current quarter.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2023	2022	2023	2022
Upgraded – net SCO and diesel	474.1	418.9	496.5	474.9

Non-upgraded bitumen	181.6	231.2	173.1	182.8
Total	655.7	650.1	669.6	657.7
SCO and diesel sales volumes increased to 474,100 bbls/d in the third quarter of 2023, compared to 418,900 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter, partially offset by a smaller draw of inventory in the current quarter compared to the prior year quarter.
Non-upgraded bitumen sales volumes decreased to 181,600 bbls/d in the third quarter of 2023, compared to 231,200 bbls/d in the prior year quarter, primarily due to the decrease in saleable non-upgraded bitumen production volumes in the current quarter, partially offset by a draw of inventory in the third quarter of 2023, compared to a build in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2023	2022	2023	2022
Upgraded – net SCO and diesel	107.19	119.27	100.34	123.70

Non-upgraded bitumen	89.35	79.60	70.68	94.31

Average crude	102.25	105.16	92.67	115.55

Average crude, relative to WTI	(7.95)	(14.47)	(11.38)	(10.33)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the third quarter of 2023 from the prior year quarter, in line with the decrease in crude oil benchmark prices and the impact of weaker SYN-WTI differentials in the current quarter, partially offset by the narrowing of heavy crude oil differentials and a weaker Canadian dollar in relation to the U.S. dollar. In the third quarter of 2023, the company leveraged its marketing and logistics assets to optimize midstream capacity to the U.S. Gulf Coast, resulting in increased bitumen price realizations.
Royalties
Royalties for the Oil Sands segment increased in the third quarter of 2023 compared to the prior year quarter, primarily due to improved bitumen pricing and increased production at Syncrude.
Expenses and Other Factors
Total Oil Sands operating expenses decreased in the third quarter of 2023 compared to the prior year quarter, primarily due to lower natural gas prices and decreased maintenance costs, partially offset by a share-based compensation expense in the third quarter of 2023, compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and inflationary impacts. See the Cash Operating Costs section for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
2023 Third Quarter   Suncor Energy Inc.   13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Oil Sands transportation expenses decreased in the third quarter of 2023 compared to the prior year quarter, as the prior year quarter included increased volumes that were transported to customers extending down the U.S. Gulf Coast.
In the third quarter of 2023, depreciation, depletion and amortization (DD&A) expense, excluding the impacts of derecognitions and impairments, was higher compared to the prior year quarter, primarily due to increased depreciation related to the company’s asset retirement obligation asset.
Cash Operating Costs
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Oil Sands operating, selling and general expense (OS&G)(1)	2 213	2 278	6 933	6 659
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 230	1 322	3 859	3 976

Non-production costs(3)	(48)	(26)	(109)	(211)

Excess power capacity and other(4)	(82)	(139)	(305)	(349)
Oil Sands operations cash operating costs(2)	1 100	1 157	3 445	3 416

Oil Sands operations production volumes (mbbls/d)	410.5	424.5	430.9	410.4

Oil Sands operations cash operating costs(2) ($/bbl)	29.15	29.65	29.30	30.50
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	400	278	1 121	833

Non-production costs(3)	(46)	(38)	(141)	(108)

Excess power capacity(4)	(10)	(14)	(43)	(30)
Fort Hills cash operating costs(2)	344	226	937	695

Fort Hills production volumes (mbbls/d)	86.1	95.8	90.4	90.3

Fort Hills cash operating costs(2) ($/bbl)	43.40	25.65	38.00	28.20
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	651	667	2 126	2 064

Non-production costs(3)	(33)	(84)	(144)	(236)

Excess power capacity(4)	(9)	(9)	(19)	(19)
Syncrude cash operating costs(2)	609	574	1 963	1 809

Syncrude production volumes (mbbls/d)	200.0	147.3	187.3	176.7

Syncrude cash operating costs(2) ($/bbl)	33.15	42.40	38.40	37.50

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes and ii) adjustments for internal diesel sales between assets. In the third quarter and first nine months of 2023, Oil Sands OS&G includes ($68) million and ($173) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2022, Oil Sands OS&G includes $11 million and ($214) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

14   2023 Third Quarter   Suncor Energy Inc.

Oil Sands operations cash operating costs per barrel(1) were $29.15 in the third quarter of 2023, compared to $29.65 in the prior year quarter, with the decrease primarily due to lower natural gas prices and other commodity costs, partially offset by a decrease in excess power revenues resulting from lower power prices, and decreased production.
Fort Hills cash operating costs per barrel(1) were $43.40 in the third quarter of 2023, compared to $25.65 in the prior year quarter, with the increase due to decreased production as a result of planned turnaround activities, increased mining activity associated with the mine improvement plan, and a decrease in excess power revenues resulting from lower power prices.
Syncrude cash operating costs per barrel(1) were $33.15 in the third quarter of 2023, compared to $42.40 in the prior year quarter, with the decrease primarily due to increased production as a result of planned turnaround activities in the prior year quarter.
Results for the First Nine Months of 2023
Oil Sands earnings before income taxes for the first nine months of 2023 were $4.151 billion, compared to $4.008 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a $37 million unrealized loss on risk management activities and derecognition charges of $253 million on the company’s Meadow Creek development properties. Earnings before income taxes for the first nine months of 2022 included a non-cash impairment of $3.397 billion before-tax against the company’s share of the Fort Hills assets and an $82 million unrealized gain on risk management activities.
Oil Sands adjusted operating earnings for the first nine months of 2023 were $4.441 billion, compared to $7.323 billion in the prior year period, primarily due to lower realized crude oil prices and increased operating expenses, partially offset by lower royalties and increased sales volumes.
Oil Sands adjusted funds from operations for the first nine months of 2023 were $8.074 billion, compared to $10.902 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Oil Sands operations cash operating costs per barrel averaged $29.30 for the first nine months of 2023, a decrease compared to an average of $30.50 for the first nine months of 2022, with the decrease due to lower natural gas prices and increased production, partially offset by increased maintenance costs.
Fort Hills cash operating costs per barrel averaged $38.00 for the first nine months of 2023, compared to $28.20 in the first nine months of 2022, with the increase due to lower production and increased mining activity associated with the mine improvement plan, partially offset by lower natural gas prices.
Syncrude cash operating costs per barrel averaged $38.40 for the first nine months of 2023, compared to $37.50 in the first nine months of 2022, with the increase primarily due to higher commodity costs and increased maintenance costs, partially offset by increased production and lower natural gas prices.
Planned Maintenance Update
Significant planned turnaround activities at Oil Sands Base Upgrader 2 and planned maintenance activities at Firebag, both of which commenced in the third quarter of 2023, were completed in the fourth quarter of 2023. The impact of these maintenance events has been reflected in the company’s 2023 guidance.
Asset Transactions
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Third Quarter   Suncor Energy Inc.   15

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues(1)	647	1 012	2 194	3 246

Less: Royalties(1)	(151)	(96)	(353)	(436)
Operating revenues, net of royalties	496	916	1 841	2 810
Earnings before income taxes	227	637	1 558	2 643
Loss (gain) on significant disposal(2)	—	65	(607)	65

Recognition of insurance proceeds	—	(147)	—	(147)

Asset impairment (reversal)(3)	—	—	—	(645)
Adjusted operating earnings(4)	227	555	951	1 916
Adjusted funds from operations(4)	372	894	1 384	2 459
Free funds flow(4)	185	762	877	2 129

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense reported at the consolidated level. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

(2)
During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. portfolio, which was completed in the second quarter of 2023.

(3)
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, due to the company’s sale of its assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the third quarter of 2023 were $227 million, compared to $555 million in the prior year quarter, with the decrease primarily due to decreased sales volumes and lower realized crude prices.
Volumes
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
E&P Canada (mbbls/d)	39.8	47.5	44.1	50.6

E&P International (mboe/d)	4.6	30.6	13.9	28.4
Total production (mboe/d)	44.4	78.1	58.0	79.0
Total sales volumes (mboe/d)	42.7	81.1	60.9	82.4
Production volumes for E&P Canada were 39,800 bbls/d in the third quarter of 2023, compared to 47,500 bbls/d in the prior year quarter, with the decrease primarily due to maintenance and natural declines.
Production volumes for E&P International were 4,600 boe/d in the third quarter of 2023, compared to 30,600 boe/d in the prior year quarter, with the decrease primarily due the divestment of the company’s U.K. portfolio in the second quarter of 2023 and the company’s Norway assets in the third quarter of 2022, partially offset by liftings in Libya in the third quarter of 2023, compared to no liftings in the prior year quarter.
Total E&P sales volumes were 42,700 boe/d in the third quarter of 2023, compared to 81,100 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes.
16   2023 Third Quarter   Suncor Energy Inc.

Price Realizations(1)
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2023	2022	2023	2022
E&P Canada ($/bbl)	117.21	130.37	107.30	131.45

E&P International(2) ($/boe)	—	137.29	109.00	125.61

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the third quarter of 2023 from the prior year quarter, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates.
Royalties
E&P royalties, excluding the impact of Libya in the third quarter of 2023, were lower compared to the prior year quarter primarily due to the decrease in price realizations and sales.
Expenses and Other Factors
Operating and transportation expenses decreased in the third quarter of 2023 compared to the prior year quarter primarily due to asset divestments at E&P International.
DD&A and exploration expense for the third quarter of 2023, excluding the impacts of impairments and impairment reversals, decreased compared to the prior year quarter primarily due to lower sales volumes and asset divestments at E&P International.
Results for the First Nine Months of 2023
Earnings before income taxes for E&P for the first nine months of 2023 were $1.558 billion, compared to $2.643 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a gain of $607 million on the sale of the company’s U.K. portfolio, which was completed in the second quarter of 2023. For the first nine months of 2022, earnings before income taxes included a non-cash impairment reversal of $715 million on the company’s share of the White Rose assets, a non-cash impairment of $70 million and a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, and the recognition of $147 million of insurance proceeds recorded in other income (loss) related to the company’s assets in Libya.
Adjusted operating earnings for E&P for the first nine months of 2023 were $951 million, compared to $1.916 billion for the first nine months of 2022, with the decrease primarily due to decreased sales volumes and lower realized crude prices, partially offset by lower royalties.
Adjusted funds from operations for the first nine months of 2023 were $1.384 billion, compared to $2.459 billion for the first nine months of 2022, due to the same factors that influenced adjusted operating earnings. Adjusted funds from operations in the first nine months of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the fourth quarter of 2023.
2023 Third Quarter   Suncor Energy Inc.   17

MANAGEMENT’S DISCUSSION AND ANALYSIS
REFINING AND MARKETING
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues	8 570	9 615	23 015	27 709
Earnings before income taxes	1 274	753	2 785	4 177
Adjusted for:

Unrealized loss (gain) on risk management activities	3	2	(16)	(19)
Adjusted operating earnings(1)	1 277	755	2 769	4 158
Adjusted funds from operations(1)	1 482	1 174	3 457	4 898
Free funds flow(1)	1 287	1 009	2 760	4 340

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the third quarter of 2023 were $1.277 billion, compared to $755 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to a FIFO inventory valuation gain in the current quarter compared to a loss in the prior year quarter, partially offset by a decrease in refining and marketing benchmark crack spreads in the current quarter compared to the prior year quarter, and increased operating and transportation expenses.
Volumes
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Crude oil processed (mbbls/d)

Eastern North America	215.4	211.9	210.6	204.3

Western North America	247.8	254.7	198.2	226.6
Total	463.2	466.6	408.8	430.9
Refinery utilization(1) (%)

Eastern North America	97	95	95	92

Western North America	102	104	81	93
Total	99	100	88	92
Refined product sales (mbbls/d)

Gasoline	238.6	234.6	222.4	226.3

Distillate	247.0	251.8	241.5	245.3

Other	88.5	90.9	81.6	83.8
Total	574.1	577.3	545.5	555.4
Refinery production(2) (mbbls)	45 342	45 000	119 139	124 828
Refining and marketing gross margin – FIFO(3) ($/bbl)	50.10	37.45	47.85	54.65

Refining and marketing gross margin – LIFO(3) ($/bbl)	42.45	50.45	47.00	49.25

Refining operating expense(3) ($/bbl)	6.20	6.80	7.35	6.70

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2023 Third Quarter   Suncor Energy Inc.

Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.
Refined product sales of 574,100 bbls/d in the third quarter of 2023 were comparable to 577,300 bbls/d in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a last in, first out (LIFO)(2) basis, Suncor’s refining and marketing gross margin decreased to $42.45/bbl in the third quarter of 2023, from $50.45/bbl in the prior year quarter. The decrease was due to lower benchmark crack spreads, which were partially offset by strong location and quality differentials from regional benchmarks to the company’s local markets. On a LIFO basis, Suncor’s refining and marketing gross margin represents 88% margin capture compared to Suncor’s 5-2-2-1 index in the third quarter of 2023.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $50.10/bbl in the third quarter of 2023, from $37.45/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2023, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a gain of $348 million on the increase in crude oil benchmarks. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a loss of $585 million, for a favourable quarter-over-quarter impact of $933 million.

Expenses and Other Factors
Operating and transportation expenses increased in the third quarter of 2023 compared to the prior year quarter, primarily due to inflationary impacts and increased share-based compensation expenses and maintenance costs, partially offset by lower commodity input costs, primarily natural gas.
Refining operating expense per barrel(1) was $6.20 in the third quarter of 2023, compared to $6.80 in the prior year quarter, primarily due to lower commodity input costs, partially offset by increased maintenance and inflationary impacts.
Results for the First Nine Months of 2023
R&M’s earnings before income taxes were $2.785 billion for the first nine months of 2023, compared to $4.177 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a $16 million unrealized gain on risk management activities, compared to $19 million in the prior year period.
Adjusted operating earnings for R&M in the first nine months of 2023 were $2.769 billion, compared to $4.158 billion in the first nine months of 2022, with the decrease primarily due to a smaller FIFO inventory valuation gain in the current period compared to the prior year period, a decrease in refining and marketing margins as a result of lower benchmark crack spreads in the current period, increased operating and transportation expenses, and decreased refinery production and refined product sales in the current period. For the first nine months of 2023, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact on adjusted operating earnings and adjusted funds from operations of $101 million, compared to a positive impact of $669 million in the first nine months of 2022.
R&M’s adjusted funds from operations in the first nine months of 2023 were $3.457 billion, compared to $4.898 billion in the first nine months of 2022, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Planned Maintenance
Planned maintenance activities that commenced at the company’s Edmonton and Montreal refineries during the third quarter of 2023 were completed early in the fourth quarter of 2023. The impact of these maintenance events has been reflected in the company’s 2023 guidance.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Third Quarter   Suncor Energy Inc.   19

MANAGEMENT’S DISCUSSION AND ANALYSIS
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Loss before income taxes	(774)	(676)	(1 295)	(2 050)
Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Restructuring charge(1)	—	—	275	—

Gain on significant disposal(2)	—	—	(302)	—
Adjusted operating (loss) earnings(3)	(518)	47	(1 307)	(1 121)

Corporate and Renewables	(303)	(228)	(1 064)	(974)

Eliminations – Intersegment profit (eliminated) realized	(215)	275	(243)	(147)
Adjusted funds (used in) from operations(3)	(368)	100	(1 556)	(967)
Free funds (deficit) flow(3)	(388)	66	(1 600)	(1 143)

(1)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses, related to the company’s workforce reduction plans.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $303 million in the third quarter of 2023, compared to a loss of $228 million in the prior year quarter. The increased loss was primarily attributable to a share-based compensation expense in the third quarter of 2023, compared to a recovery in the prior year quarter. Suncor capitalized $65 million of its borrowing costs in the third quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $43 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2023, the company deferred $215 million of intersegment profit, compared to a realization of $275 million in the prior year quarter. The deferral of intersegment profit in the third quarter of 2023 was primarily driven by a strengthening in benchmark pricing in the current quarter, compared to a weakening in the prior year quarter.
Corporate and Eliminations adjusted funds used in operations were $368 million for the third quarter of 2023, compared to adjusted funds from operations of $100 million in the third quarter of 2022, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.
20   2023 Third Quarter   Suncor Energy Inc.

Results for the First Nine Months of 2023
Corporate and Eliminations loss before income taxes was $1.295 billion for the first nine months of 2023, compared to a loss of $2.050 billion in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first nine months of 2023 included a $15 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, a restructuring charge of $275 million related to workforce reduction plans recorded in the second quarter of 2023 and a $302 million gain on the sale of the company’s wind and solar assets in the first quarter of 2023. Corporate and Eliminations loss before income taxes in the prior year period included a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The adjusted operating loss for Corporate and Eliminations for the first nine months of 2023 was $1.307 billion, compared to $1.121 billion in the first nine months of 2022. The increased loss was attributed to an operational foreign exchange loss in the current period, compared to a gain in the prior year period, a larger deferral of intersegment profit in the current year period compared to the prior year period, increased investment in digital technologies and expenditures aligned with the company’s progress towards its net-zero GHG emissions objective, and an unrealized gain on investment recorded in the first quarter of 2022. The increased loss was partially offset by a net decrease in interest expense in the current period as a result of debt reductions in 2022. The company capitalized $185 million of its borrowing costs in the first nine months of 2023, compared with $124 million in the first nine months of 2022.
Corporate and Eliminations adjusted funds used in operations for the first nine months of 2023 were $1.556 billion, compared to $967 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the first nine months of 2023 were also impacted by a restructuring charge related to the company’s workforce reduction plans recorded in the second quarter of 2023.
2023 Third Quarter   Suncor Energy Inc.   21

MANAGEMENT’S DISCUSSION AND ANALYSIS
4. INCOME TAX
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Current income tax expense	781	952	2 068	3 380

Deferred income tax recovery	(191)	(822)	(344)	(938)
Income tax expense included in net earnings (loss)	590	130	1 724	2 442

Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(86)	(857)	(88)	(700)
Income tax expense included in adjusted operating earnings	676	987	1 812	3 142
Effective tax rate	27.6%	(27.1)%	23.9%	27.8%
The provision for income taxes in the third quarter of 2023 increased compared to the prior year quarter, primarily due to increased net earnings, as the prior year quarter included the impact of a non-cash impairment charge of $3.397 billion before-tax against the company’s share of the Fort Hills assets. In the third quarter of 2023, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to the impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first nine months of 2023 decreased compared to the prior year period, primarily due to decreased net earnings. In the first nine months of 2023, the company’s effective tax rate on net earnings decreased compared to the prior year period, primarily due to the non-taxable gain on the disposition of the company’s U.K. E&P portfolio, non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, lower income earned in foreign jurisdictions with higher statutory tax rates, and other permanent items impacting total tax expense.
22   2023 Third Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Nine months ended
	September 30, 2023			September 30, 2022	September 30, 2023			September 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	503	157	660	425	982	437	1 419	1 146

In Situ	73	73	146	151	128	253	381	480

Fort Hills	134	2	136	91	320	2	322	249

Syncrude	125	53	178	345	567	179	746	651

E&P(3)	—	177	177	126	—	483	483	311

R&M	163	32	195	165	622	74	696	558

Corporate and Eliminations(4)	16	4	20	33	32	12	44	166
	1 014	498	1 512	1 336	2 651	1 440	4 091	3 561
Capitalized interest on debt			65	43			185	124
Total capital and exploration expenditures			1 577	1 379			4 276	3 685

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $7 million and $41 million in the third quarter and first nine months of 2022, respectively.

(4)
Excludes capital expenditures related to assets previously held for sale of  $31 million and $52 million in the third quarter and first nine months of 2022, respectively.

During the third quarter of 2023, the company spent $1.512 billion on capital expenditures, excluding capitalized interest, compared to $1.336 billion in the prior year quarter. The increase was primarily driven by significant asset sustainment and maintenance expenditures at Oil Sands Base due to planned turnaround activities at Upgrader 2, as well as increased economic expenditures related to the new cogeneration facility and the completion of the first full plant turnaround at Fort Hills during the quarter, partially offset by lower expenditures at Syncrude, due to planned turnaround activities in the prior year quarter.
Activity in the third quarter of 2023 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $660 million in the third quarter of 2023 and were primarily focused on significant planned turnaround activities at Upgrader 2 as well as tailings development. Economic investment expenditures were primarily focused on progressing the investment in low-carbon power cogeneration by replacing the coke-fired boilers with a new cogeneration facility.
In Situ capital expenditures were $146 million in the third quarter of 2023 and were directed towards maintenance activities at Firebag and MacKay River, and economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels.
Fort Hills capital expenditures were $136 million in the third quarter of 2023 and were directed towards its first full plant turnaround, as well as mine and tailings development to support ongoing operations, including expenditures aligned with the execution of the mine improvement plan.
Syncrude capital expenditures were $178 million in the third quarter of 2023 and were primarily directed towards planned maintenance activities, mine equipment replacements and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
2023 Third Quarter   Suncor Energy Inc.   23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Exploration and Production
E&P capital and exploration expenditures were $177 million in the third quarter of 2023 and were focused on economic investment projects, primarily development work on the West White Rose Project and the Terra Nova Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $195 million in the third quarter of 2023 and were primarily related to the company’s planned maintenance program as well as enhancing the company’s sales and marketing business, including the optimization of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $20 million in the third quarter of 2023 and were primarily directed towards investment in digital technologies and hardware.
24   2023 Third Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended September 30
	2023	2022
Return on capital employed (ROCE)(1)(2) (%)	15.8	17.5
Net debt to adjusted funds from operations(1) (times)	1.0	0.9
Total debt to total debt plus shareholders’ equity(1) (%)	27.0	33.5
Net debt to net debt plus shareholders’ equity(1) (%)	23.7	27.6
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	19.1	23.4

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended September 30, 2023, there were no impairments or impairment reversals resulting in ROCE excluding impairments equaling ROCE. ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties, and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023. The company intends to fund the acquisition primarily through debt issuances that Suncor’s management believes will be available in debt capital markets at commercial terms and rates.
Available Sources of Liquidity
For the three months ended September 30, 2023, cash and cash equivalents decreased to $2.432 billion from $2.610 billion at June 30, 2023, with the use of cash related to a reduction in short-term indebtedness, the company’s capital and exploration expenditures, the payment of dividends, and the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) marginally exceeding the company’s cash flow provided by operating activities.
For the nine months ended September 30, 2023, cash and cash equivalents increased to $2.432 billion from $1.980 billion at December 31, 2022, due to the company’s cash flow provided by operating activities and proceeds from the sale of its U.K. E&P portfolio, and its wind and solar assets, exceeding its capital and exploration expenditures, the payment of dividends, the repurchase of Suncor’s common shares under its NCIB, the acquisition of an additional 14.65% working interest in Fort Hills in the first quarter of 2023 and a reduction in short-term indebtedness.
As at September 30, 2023, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 44 days.
As at September 30, 2023, available credit facilities for liquidity purposes were $3.046 billion, compared to $2.900 billion at December 31, 2022. The increase in available credit facilities was due to a decrease in short-term indebtedness, partially offset by a reduction in the size of the company’s syndicated credit facilities. In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
2023 Third Quarter   Suncor Energy Inc.   25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at September 30, 2023, total debt to total debt plus shareholders’ equity was 27.0% (December 31, 2022 – 28.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2023	September 30, 2023
Total debt(1) – beginning of period	17 004	15 619

Decrease in long-term debt	—	(5)

Decrease in short-term debt	(1 761)	(353)

Increase in lease liability	10	394

Lease payments	(84)	(248)

Foreign exchange on debt, and other	258	20
Total debt(1) – September 30, 2023	15 427	15 427

Less: Cash and cash equivalents – September 30, 2023	2 432	2 432
Net debt(1) – September 30, 2023	12 995	12 995

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt decreased in the third quarter of 2023 primarily due to a decrease in short-term indebtedness and principal lease payments made during the quarter, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2023.
The company’s total debt decreased in the first nine months of 2023 primarily due to a decrease in short-term indebtedness and principal lease payments made during the period, partially offset by an increase in net leases entered into, and assumed with the Fort Hills acquisition, during the period.
As at September 30, 2023, Suncor’s net debt was $12.995 billion, compared to $14.394 billion at June 30, 2023, and $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors listed above, as well as the change in cash and cash equivalents. The company anticipates an increase in its net debt balances in the fourth quarter of 2023 as a result of the anticipated acquisition of TotalEnergies EP Canada Ltd.
Common Shares
September 30
(thousands)	2023
Common shares	1 297 798

Common share options – exercisable	14 980

Common share options – non-exercisable	2 886
As at November 6, 2023, the total number of common shares outstanding was 1,295,015,846 and the total number of exercisable and non-exercisable common share options outstanding was 17,407,721. Once vested, each outstanding common share option is exercisable for one common share.
26   2023 Third Quarter   Suncor Energy Inc.

Share Repurchases
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Between February 17, 2023, and November 6, 2023, pursuant to Suncor’s NCIB, Suncor repurchased 38,440,514 common shares on the open market, representing the equivalent of 2.9% of its common shares as at February 3, 2023, for $1.642 billion, at a weighted average price of $42.72 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)	6 789	25 003	43 529	100 215

Weighted average repurchase price per share (dollars per share)	44.20	41.20	42.69	44.00

Share repurchase cost	300	1 030	1 858	4 410
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2022 annual MD&A, with no material updates to note during the nine months ended September 30, 2023, with the exception of an increase in commitments related to the company’s increased working interest in Fort Hills during the first quarter of 2023. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity, or capital expenditures.
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills. The transaction is anticipated to close in the fourth quarter of 2023. Upon closing, the acquisition is expected to impact the company’s undiscounted future decommissioning and restoration costs, long-term contracts, pipeline capacity and energy service commitments and its commitments associated with leases.
2023 Third Quarter   Suncor Energy Inc.   27

MANAGEMENT’S DISCUSSION AND ANALYSIS
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021
Total production (mboe/d)

Oil Sands	646.1	679.1	675.1	688.1	646.0	641.5	685.7	665.9

Exploration and Production	44.4	62.8	67.0	75.0	78.1	78.7	80.4	77.4
Total upstream production	690.5	741.9	742.1	763.1	724.1	720.2	766.1	743.3
Revenues and other income

Gross revenues(1)	13 911	12 434	12 272	14 754	15 869	17 815	14 469	11 897

Royalties	(1 262)	(715)	(358)	(834)	(925)	(1 680)	(1 132)	(748)
Operating revenues, net of royalties(1)	12 649	11 719	11 914	13 920	14 944	16 135	13 337	11 149

Other (loss) income	(13)	(3)	342	(65)	113	69	14	10
	12 636	11 716	12 256	13 855	15 057	16 204	13 351	11 159
Net earnings (loss)	1 544	1 879	2 052	2 741	(609)	3 996	2 949	1 553

Per common share – basic (dollars)	1.19	1.44	1.54	2.03	(0.45)	2.84	2.06	1.07

Per common share – diluted (dollars)	1.19	1.43	1.54	2.03	(0.45)	2.83	2.06	1.07
Adjusted operating earnings(2)	1 980	1 253	1 809	2 432	2 565	3 814	2 755	1 294

Per common share(3)(4) (dollars)	1.52	0.96	1.36	1.81	1.88	2.71	1.92	0.89
Adjusted funds from operations(2)	3 634	2 655	3 002	4 189	4 473	5 345	4 094	3 144

Per common share(3)(4) (dollars)	2.80	2.03	2.26	3.11	3.28	3.80	2.86	2.17
Cash flow provided by operating activities	4 184	2 803	1 039	3 924	4 449	4 235	3 072	2 615

Per common share(4) (dollars)	3.22	2.14	0.78	2.91	3.26	3.01	2.14	1.80
ROCE(3) (%) for the twelve months ended	15.8	12.8	17.8	19.4	17.5	19.4	12.7	8.6
ROCE excluding impairments and impairment reversals(3) (%) for the twelve months ended	15.8	16.3	21.6	22.9	21.0	18.2	12.4	8.2
Common share information (dollars)

Dividend per common share	0.52	0.52	0.52	0.52	0.47	0.47	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	46.71	38.86	41.96	42.95	38.90	45.16	40.70	31.65

New York Stock Exchange (US$)	34.38	29.32	31.05	31.73	28.15	35.07	32.59	25.03

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(4)
Represented on a basic per share basis.

28   2023 Third Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021
WTI crude oil at Cushing	US$/bbl	82.20	73.75	76.10	82.65	91.65	108.40	94.40	77.15

Dated Brent crude	US$/bbl	86.70	78.35	81.25	88.65	100.95	113.75	101.50	79.70

Dated Brent/Maya FOB price differential	US$/bbl	11.15	14.75	18.40	17.70	17.95	11.65	14.30	8.60

MSW at Edmonton	Cdn$/bbl	107.80	95.10	99.05	110.05	116.85	137.80	115.75	93.25

WCS at Hardisty	US$/bbl	69.30	58.70	51.35	57.00	71.75	95.60	79.80	62.50

WTI-WCS light/heavy differential	US$/bbl	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)

SYN-WTI (differential) premium	US$/bbl	2.80	2.90	2.10	4.15	8.80	6.05	(1.30)	(1.80)

Condensate at Edmonton	US$/bbl	77.90	72.35	79.85	83.40	87.35	108.35	96.15	79.10

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.50	2.35	3.05	4.90	4.15	6.90	4.50	4.45

Alberta Power Pool Price	Cdn$/MWh	151.60	159.80	142.00	213.95	221.40	122.45	90.00	107.30

New York Harbor 2-1-1 crack(1)	US$/bbl	39.95	32.30	36.70	52.75	46.70	60.05	28.25	20.65

Chicago 2-1-1 crack(1)	US$/bbl	27.45	28.60	31.55	39.20	43.30	49.40	20.20	16.90

Portland 2-1-1 crack(1)	US$/bbl	55.90	37.30	37.40	50.70	57.30	63.45	33.80	25.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	39.10	29.15	37.65	40.20	41.85	52.55	26.80	19.65

U.S. Renewable Volume Obligation	US$/bbl	7.45	7.70	8.20	8.55	8.10	7.80	6.45	6.10

Suncor custom 5-2-2-1 index(2)	US$/bbl	36.00	34.20	42.80	51.90	45.45	51.45	32.25	28.05

Exchange rate (average)	US$/Cdn$	0.75	0.74	0.74	0.74	0.77	0.78	0.79	0.79

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.74	0.74	0.73	0.78	0.80	0.79

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Third Quarter   Suncor Energy Inc.   29

MANAGEMENT’S DISCUSSION AND ANALYSIS
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2022, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2022, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, and the Financial Condition and Liquidity section of the 2022 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2023, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning system across the entire organization; accordingly, the company has modified and added a number of internal controls, including verifications, and testing to ensure data integrity. Additionally, the company confirmed that it had experienced a cybersecurity incident on June 25, 2023, which also impacted the early part of the third quarter. The incident resulted in a breach of customer data from the Petro-Points program and impacted certain transactional systems for a short period following the incident, however, the event is not expected to have a material impact on the company’s 2023 financial results. Suncor has taken actions to monitor and maintain appropriate internal controls during the period following the cybersecurity incident and, accordingly, has implemented interim, or modified certain existing, internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2023 corporate guidance ranges (which were originally disclosed via press release on November 29, 2022, and updated via Suncor’s press releases dated February 14, 2023, and May 8, 2023), a copy of which is available on www.sedarplus.ca.
30   2023 Third Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2023 Third Quarter   Suncor Energy Inc.   31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2023	2022
Adjustments to net earnings

Net earnings		8 216	7 889

(Deduct) add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(168)	838

Net interest expense		569	635
Adjusted net earnings(1)	A	8 617	9 362
Capital employed – beginning of twelve-month period

Net debt(2)		14 584	16 671

Shareholders’ equity		38 167	36 300
		52 751	52 971
Capital employed – end of twelve-month period

Net debt(2)		12 995	14 584

Shareholders’ equity		41 770	38 167
		54 765	52 751
Average capital employed	B	54 530	53 613
ROCE (%)(3)	A/B	15.8	17.5

(1)
Total before-tax impact of adjustments is $565 million for the twelve months ended September 30, 2023, and $1.742 billion for the twelve months ended September 30, 2022.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended September 30, 2023, there were no impairments or impairment reversals resulting in ROCE excluding impairments equaling ROCE. ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

32   2023 Third Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 407	(1 193)	227	637	1 274	753	(774)	(676)	—	—	2 134	(479)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 367	4 463	115	141	234	207	28	41	—	—	1 744	4 852

Accretion	115	64	14	15	3	3	—	(1)	—	—	132	81

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	256	723	—	—	256	723

Change in fair value of financial instruments and trading inventory	47	(44)	11	44	(43)	196	—	—	—	—	15	196

(Gain) loss on disposal of assets	(39)	(1)	—	65	(8)	1	(2)	—	—	—	(49)	65

Share-based compensation	78	(8)	6	(1)	34	(6)	106	(14)	—	—	224	(29)

Settlement of decommissioning and restoration liabilities	(67)	(56)	(1)	(1)	(7)	(7)	—	—	—	—	(75)	(64)

Other	21	32	—	(6)	(5)	27	18	27	—	—	34	80

Current income tax expense	—	—	—	—	—	—	—	—	(781)	(952)	(781)	(952)
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473

Change in non-cash working capital											550	(24)
Cash flow provided by operating activities											4 184	4 449
2023 Third Quarter   Suncor Energy Inc.   33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	4 151	4 008	1 558	2 643	2 785	4 177	(1 295)	(2 050)	—	—	7 199	8 778

Adjustments for:

Depreciation, depletion, amortization and impairment	3 688	6 847	384	(235)	678	618	87	91	—	—	4 837	7 321

Accretion	344	185	49	45	6	6	—	(1)	—	—	399	235

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	15	929	—	—	15	929

Change in fair value of financial instruments and trading inventory	92	(87)	(2)	5	1	71	—	—	—	—	91	(11)

(Gain) loss on disposal of assets	(39)	(2)	(608)	65	(26)	(10)	(322)	—	—	—	(995)	53

Share-based compensation	41	73	8	1	15	20	(24)	67	—	—	40	161

Settlement of decommissioning and restoration liabilities	(256)	(203)	(5)	(19)	(19)	(12)	—	(1)	—	—	(280)	(235)

Other	53	81	—	(46)	17	28	(17)	(2)	—	—	53	61

Current income tax expense	—	—	—	—	—	—	—	—	(2 068)	(3 380)	(2 068)	(3 380)
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912

Change in non-cash working capital											(1 265)	(2 156)
Cash flow provided by operating activities											8 026	11 756
34   2023 Third Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473

Capital expenditures including capitalized interest(1)	(1 175)	(1 048)	(187)	(132)	(195)	(165)	(20)	(34)	—	—	(1 577)	(1 379)
Free funds flow (deficit)	1 754	2 209	185	762	1 287	1 009	(388)	66	(781)	(952)	2 057	3 094
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912

Capital expenditures including capitalized interest(1)	(3 028)	(2 621)	(507)	(330)	(697)	(558)	(44)	(176)	—	—	(4 276)	(3 685)
Free funds flow (deficit)	5 046	8 281	877	2 129	2 760	4 340	(1 600)	(1 143)	(2 068)	(3 380)	5 015	10 227

(1)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $38 million and $93 million in the third quarter and first nine months of 2022, respectively.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
2023 Third Quarter   Suncor Energy Inc.   35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Refining and marketing gross margin reconciliation

Operating revenues	8 570	9 615	23 015	27 709

Purchases of crude oil and products	(6 268)	(7 879)	(17 419)	(20 746)
	2 302	1 736	5 596	6 963

Other (loss) income	(26)	(46)	143	(121)

Non-refining and marketing margin	(4)	(4)	(39)	(23)
Refining and marketing gross margin – FIFO	2 272	1 686	5 700	6 819

Refinery production(1) (mbbls)	45 342	45 000	119 139	124 828
Refining and marketing gross margin – FIFO ($/bbl)	50.10	37.45	47.85	54.65
FIFO and risk management activities adjustment	(348)	585	(101)	(669)
Refining and marketing gross margin – LIFO	1 924	2 271	5 599	6 150
Refining and marketing gross margin – LIFO ($/bbl)	42.45	50.45	47.00	49.25
Refining operating expense reconciliation

Operating, selling and general expense	610	596	1 864	1 747

Non-refining costs	(329)	(291)	(989)	(908)
Refining operating expense	281	305	875	839

Refinery production(1) (mbbls)	45 342	45 000	119 139	124 828
Refining operating expense ($/bbl)	6.20	6.80	7.35	6.70

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

36   2023 Third Quarter   Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	September 30	December 31
($ millions, except as noted)	2023	2022
Short-term debt	2 471	2 807

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	321	317

Long-term debt	9 798	9 800

Long-term lease liabilities	2 837	2 695
Total debt	15 427	15 619

Less: Cash and cash equivalents	2 432	1 980
Net debt	12 995	13 639

Shareholders’ equity	41 770	39 367
Total debt plus shareholders’ equity	57 197	54 986
Total debt to total debt plus shareholders’ equity (%)	27.0	28.4
Net debt to net debt plus shareholders’ equity (%)	23.7	25.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	19.1	21.3
2023 Third Quarter   Suncor Energy Inc.   37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	1 891	4 912	6 803	6 803	2 542	4 993	7 535	7 535

Other (loss) income	(5)	1	(4)	(4)	74	(4)	70	70

Purchases of crude oil and products	(274)	(43)	(317)	(317)	(634)	(144)	(778)	(778)

Gross realization adjustment(1)	22	(82)	(60)		(145)	(52)	(197)
Gross realization	1 634	4 788	6 422		1 837	4 793	6 630
Transportation and distribution	(140)	(114)	(254)	(254)	(143)	(195)	(338)	(338)
Price realization	1 494	4 674	6 168		1 694	4 598	6 292
Sales volumes (mbbls)	16 711	43 620	60 331		21 272	38 561	59 833
Price realization per barrel	89.35	107.19	102.25		79.60	119.27	105.16
Nine months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	4 572	14 476	19 048	19 048	6 545	17 222	23 767	23 767

Other (loss) income	145	(39)	106	106	33	60	93	93

Purchases of crude oil and products	(938)	(148)	(1 086)	(1 086)	(1 491)	(301)	(1 792)	(1 792)

Gross realization adjustment(1)	(68)	(242)	(310)		(51)	(293)	(344)
Gross realization	3 711	14 047	17 758		5 036	16 688	21 724
Transportation and distribution	(368)	(451)	(819)	(819)	(327)	(591)	(918)	(918)
Price realization	3 343	13 596	16 939		4 709	16 097	20 806
Sales volumes (mbbls)	47 266	135 531	182 797		49 910	130 145	180 055
Price realization per barrel	70.68	100.34	92.67		94.31	123.70	115.55

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

38   2023 Third Quarter   Suncor Energy Inc.

E&P Price Realizations
Three months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	423	224	647	280	726	6	1 012

Transportation and distribution	—	(12)	—	(12)	(7)	(12)	—	(19)
Price realization	—	411	224		273	714	6
Sales volumes (mbbls)	—	3 504			1 984	5 475
Price realization per barrel	—	117.21			137.29	130.37
Nine months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues	306	1 430	458	2 194	844	2 065	337	3 246

Transportation and distribution	(9)	(39)	(6)	(54)	(19)	(48)	—	(67)
Price realization	297	1 391	452		825	2 017	337
Sales volumes (mbbls)	2 729	12 958			6 560	15 339
Price realization per barrel	109.00	107.30			125.61	131.45

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense reported at the consolidated level. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

2023 Third Quarter   Suncor Energy Inc.   39

MANAGEMENT’S DISCUSSION AND ANALYSIS
10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
40   2023 Third Quarter   Suncor Energy Inc.

11. ADVISORIES
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Forward-Looking Information
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectations regarding its planned acquisition of TotalEnergies EP Canada Ltd., including the expected benefits therefrom, the expected timing of closing, the expected sources of funds for the transaction and that the transaction will result in increased net debt balances;

•
Suncor’s expectation that the Terra Nova asset will safely restart production in the fourth quarter;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events;

•
Suncor’s expectation that the cybersecurity incident will not have a material impact on the company’s 2023 financial results;

•
statements regarding Suncor’s planned 2023 capital spending program of $5.4 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

2023 Third Quarter   Suncor Energy Inc.   41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using
42   2023 Third Quarter   Suncor Energy Inc.

derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2022 annual MD&A, the 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
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